545 E. JOHN CARPENTER FREEWAY, SUITE 1300 IRVING, TX 75062 PH: 972-444-4900 NYSE: FCH
July 30, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attn: Mr. Tom Kluck

Re:	FelCor Lodging Limited Partnership Registration Statement on Form S-4 Filed July 2, 2015, and amended on July 30, 2015 File No. 333-205447
Dear Mr. Kluck:
The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 2, 2015 and amended on July 30, 2015, be accelerated so that it will be made effective at 3:30p.m. Eastern Daylight Time on August 3, 2015, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jonathan H. Yellen
Jonathan H. Yellen
Executive Vice President, General Counsel and Secretary